April 10, 2012

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	March 15, 2012 Staff Comments to Rule 485(a) Filings for
File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your timely response in regard to the above-referenced filings. This letter will address the Staff comments to those filings that we discussed on March 15.

1.	On page 59 of the L Series prospectus, please revise the first sentence in the last paragraph to conform with the similarly situated sentence that appears in the B Series prospectus.

Response: This sentence will be revised to read as follows:

If you have purchased this contract with any of the GLWB rider options and in conjunction with an application dated prior to February 6, 2012, please see Appendix B for information about your GLWB rider option.

2.	On page 105 of the prospectus, please revise the second footnote after the chart to conform with the maximum range that is reflected in the second footnote after the chart on page 6 of the prospectus.

Response: The chart on page 105 will be revised as follows:

Annual Fees for the GLWB Rider Deducted from Accumulation Value:

If you purchased a contract with a GLWB rider, you pay an annual fee (as a percentage of the adjusted guaranteed withdrawal balance*) as shown below, based on the type of rider you chose and when you purchased the rider, subject to state approval:

	Single	Single w/ Step-Up Death Benefit	Single w/ Return of Premium Death Benefit	Spousal	Spousal w/ Step-Up Death Benefit	Spousal w/ Return of Premium Death Benefit
Maximum** (for Guardian Target 300, Guardian Target 250, Guardian Target 200 and Guardian Target Future)	2.50%	3.00%	3.10%	3.50%	4.00%	4.10%
Maximum** (for Guardian Target Now)	1.00%	1.50%	N/A	2.00%	2.50%	N/A

Current charge for this rider for contracts issued in conjunction with applications dated:

12/23/08 through 6/7/09
Guardian Target 300	0.95%	1.30%	N/A	1.35%	1.70%	N/A
Guardian Target 200	0.70%	1.05%	N/A	1.00%	1.35%	N/A
Guardian Target Now	0.40%	0.75%	N/A	0.60%	0.95%	N/A

6/8/09 through 7/5/10
Guardian Target 300	1.20%	1.70%	N/A	1.60%	2.10%	N/A
Guardian Target 200	0.95%	1.45%	N/A	1.25%	1.75%	N/A
Guardian Target Future	0.75%	1.25%	N/A	N/A	N/A	N/A
Guardian Target Now	0.65%	1.15%	N/A	0.85%	1.35%	N/A

7/6/10 through 2/5/12
Guardian Target 300	1.35%	1.85%	1.95%	1.65%	2.15%	2.25%
Guardian Target 200	1.10%	1.60%	1.70%	1.30%	1.80%	1.90%

7/6/10 through 4/30/11
Guardian Target Future	0.90%	1.40%	N/A	1.15%	1.65%	N/A
Guardian Target Now	0.80%	1.30%	N/A	0.90%	1.40%	N/A

5/1/11 through 2/5/12
Guardian Target Future	1.00%	1.50%	N/A	1.25%	1.75%	N/A
Guardian Target Now	0.90%	1.40%	N/A	1.00%	1.50%	N/A

7/5/11 through 2/5/12
Guardian Target 250	1.25%	N/A	N/A	1.45%	N/A	N/A

*The definition of “adjusted guaranteed withdrawal balance” for the GLWB rider options is the greater of total premium payments made under the contract or the guaranteed withdrawal balance on the preceding day plus any increase as a result of the application of the annual minimum guarantee or cumulative guarantee. Please see the GLWB rider section of the prospectus for more information.

**We reserve the right to increase this fee to a maximum ranging from 1.00% to 4.10%, depending on the option chosen, if the guaranteed withdrawal balance is stepped up to equal the accumulation value of the contract.

I trust that the responses provided above resolve the Staff comments received on Mach 15, 2012. Please let me know if I can provide you with any further information. The prospectus changes detailed in this correspondence will be incorporated into a Rule 485(b) filing that will be made on or before April 30, 2012.

Thank you again for your consideration and responsiveness in regard to this filing.

Sincerely,

/s/Stephanie Susens

Stephanie Susens

Second Vice President and Counsel